SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                                (AMENDMENT 1)1

                         Signal Technology Corporation
                       ---------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                   826675100
                  -------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]   Rule 13d-1(b)

    [x]   Rule 13d-1(c)

    [ ]   Rule 13d-1(d)



-------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 826675100                 13G                     Page 2 of 6 Pages

-------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       Caleb Loring, III
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)
                                                        (A) [ ]
                                                        (B) [x]
-------------------------------------------------------------------------------
3      SEC USE ONLY
-------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       The United States of America
-------------------------------------------------------------------------------
                         5       SOLE VOTING POWER

                                 858,557 (See Item 4.)
      NUMBER OF          ------------------------------------------------------
       SHARES            6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  223,665 (See Item 4.)
        EACH             ------------------------------------------------------
      REPORTING          7       SOLE DISPOSITIVE POWER
       PERSON
        WITH                    858,577 (See Item 4.)
                         ------------------------------------------------------
                         8       SHARED DISPOSITIVE POWER

                                 223,665 (See Item 4.)
-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,082,222 (See Item 4.)
-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

      [ ]
-------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.9%
-------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
-------------------------------------------------------------------------------


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CUSIP No. 826675100                 13G                     Page 3 of 6 Pages


ITEM 1(A).     NAME OF ISSUER:

               Signal Technology Corporation (the "Company")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               222 Rosewood Drive
               Danvers, Massachusetts 01923

ITEM 2(A).     NAME OF PERSON FILING:

               Caleb Loring, III

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Essex Street Associates
               400 Essex Street, P.O. Box 5600
               Beverly Farms, Massachusetts 01915-6321

ITEM 2(C).     CITIZENSHIP:

               The United States of America

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share (the "shares")

ITEM 2(E).     CUSIP NUMBER:

               826675100


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CUSIP No. 826675100                 13G                     Page 4 of 6 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)         [] Broker or dealer registered under Section 15 of the
                        Exchange Act;

         (b)         [] Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)         [] Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act;

         (d)         [] Investment company registered under Section 8 of the
                        Investment Company Act;

         (e)         [] An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

         (f)         [] An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)         [] A parent holding company or control person in
                        accordance with Rule 13d-1(b) (1)(ii)(G);

         (h)         [] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

         (i)         [] A church plan that is excluded from the definition of
                        an investment company under Section (c)(14) of the Investment Company Act;

         (j)         [] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



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CUSIP No. 826675100                 13G                     Page 5 of 6 Pages


ITEM 4.  OWNERSHIP:


         (a)   Amount beneficially owned: 1,082,222
         (b)   Percent of class: 10.9
         (c)   Number of shares as to which such person has:
               (i)    Sole power to vote or direct the vote: 858,557 (1)
               (ii)   Shared power to vote or direct the vote: 223,665 (2)
               (iii)  Sole power to dispose or direct the disposition of:
                      858,557 (1)
               (iv)   Shared power to dispose or direct the disposition of:
                            223,665 (2)

               (1) Includes 858,557 shares held by a trust for the benefit of family members of Harvey C. Krentzman of which the Reporting Person disclaims beneficial ownership.

               (2) Includes 222,665 shares held by several trusts for the benefit of family members of Harvey C. Krentzman and 1,000 shares held by a trust of which the Reporting Person's spouse is the beneficiary. The Reporting Person disclaims beneficial ownership over all such shares.



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 826675100                 13G                     Page 6 of 6 Pages







                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 9, 2001
----------------
Date

                                            /s/ Caleb Loring, III
                                            --------------------------
                                            Caleb Loring, III